Putnam High Yield Municipal Trust

Results of October 11, 2001 shareholder meeting
(Unaudited)

An annual meeting of shareholders of the fund was held on October 11, 2001. At the meeting, each of the nominees for Trustees was elected, as follows:



 Common Shares
				Votes
	Votes for 		withheld

Jameson Adkins Baxter	19,290,402	   444,049
C.B. Curtis		19,265,811	   468,640
Ronald J. Jackson	19,293,238	   441,213
P.L. Joskow		19,291,050	   443,401
Elizabeth T. Kennan	19,288,460  	   445,991
Lawrence J. Lasser	19,294,861	   439,590
John H. Mullin III	19,287,854	   446,597
George Putnam, III	19,299,201	   435,250
A.J.C. Smith		19,272,591	   461,860
W. Thomas Stephens	19,292,854	   441,597
W. Nicholas Thorndike	19,271,284	   463,167

Preferred Shares
				Votes
	Votes for 		withheld

Jameson Adkins Baxter	900	   -
C.B. Curtis		900	   -
Ronald J. Jackson	900	   -
P.L. Joskow		900	   -
Elizabeth T. Kennan	900  	   -